UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

On July 26, 2011, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing preliminary data from a study it conducted in order to identify a microRNA signature in blood for congestive heart failure (HF) syndrome and to assess the feasibility to develop a minimally-invasive, microRNA-based stratification test for HF.  In this proof of concept study, expression levels of a wide panel of microRNAs were measured in the sera of stable chronic systolic HF patients and controls. The differences in microRNA expression between the two groups were characterized and a score, based on the levels of the 4 microRNAs with the most significant increase in the HF group, was defined. The score was used to discriminate HF patients from controls with sensitivity and specificity of 90%. Moreover, in the HF group, there was a significant association between the score and important well known prognostic parameters for HF patients. These preliminary results show that serum expression levels of microRNAs have the potential to be utilized to identify heart failure patients and may be useful for assessing their prognosis.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibit) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated July 26, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 26, 2011	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel